Filed by: Foster Wheeler Ltd., Foster Wheeler LLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I,
Foster Wheeler Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO, when it is filed. These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Dear                      :

Foster Wheeler continues to make important progress with its financial restructuring, and I am pleased to report that on April 12, 2004, we filed the terms of our proposed equity for debt exchange offer with the Securities and Exchange Commission (SEC). This offer, if executed as proposed and at minimum required participation levels, would reduce Foster Wheeler's existing debt by nearly $500 million, extend the maturities on $150 million of debt to 2011 and reduce interest expense by approximately $30 million per year.

The proposed transaction will considerably improve our debt repayment schedule, eliminating any material scheduled debt maturities over the next five years. This will provide Foster Wheeler with a stronger financial position and improved financial flexibility to support our global operating businesses. Our goal is to complete the exchange offer by the end of May.

The proposed offer, as described in the registration statement filed with the SEC, includes:

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  The exchange of senior secured debt due 2005 for a combination of equity and new senior secured debt due 2011;

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  The exchange of convertible debt and Robbins bonds for equity; and

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  The exchange of trust preferred securities for cash or equity at the option of the holder.

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  In addition, a group of institutional holders of our debt securities have agreed to purchase $120 million of new senior secured notes due 2011 contingent on the closing of the exchange offer on terms satisfactory to such institutional holders. The proceeds will be used to repay the term and revolving debt outstanding under Foster Wheeler's existing credit agreement.

The completion of the exchange offer is subject to, among other things, clearance of the registration statement by the SEC and state securities commissions, and attaining certain minimum participation thresholds. The full text of the SEC filing (called a Form S-4) can be found in the investor relations section of our website (www.fwc.com) under "SEC Filings."

The operational initiatives we have put in place are yielding positive results and the significantly improved balance sheet from this recapitalization will position the company for a return to profitable growth. Foster Wheeler has a long history of delivering exceptional quality, service and technology to a sophisticated client base worldwide. We remain focused on providing our customers with best-in-class products and services and are committed to exceeding expectations. We appreciate your continued support as we build a stronger and smarter company.

If I can be of any assistance, please contact me directly at 908-730-5060, or email me at Raymond_Milchovich@fwc.com, with any questions, comments or suggestions.

Very truly yours,

Raymond J. Milchovich
Chairman, President and Chief Executive Officer